Exhibit (a)(6)

FORM OF NOTICE TO OPTIONHOLDERS
DATED JANUARY 23, 2008

[BRADLEY LETTERHEAD]

January 23, 2008

Dear Bradley Employee:

        Several days ago, the Company sent you a packet providing details about the Company’s offer to purchase your stock options in exchange for a cash payment as described in the offer materials. In response to certain comments from the SEC, we have revised the offering materials. There have been no changes to the economic terms of the offer. However, please note that there will not be a “subsequent offering period” as discussed in the offering materials, so in order to participate in this offer, the Company must receive your signed election form as soon as possible, but no later than the expiration of the offer, which is currently scheduled for February 19, 2008. If you wish to tender your options, you should submit only the pink election form, not the withdrawal form. It is only necessary to sign the page where your options are listed. The withdrawal form is to be completed only if you have already tendered your options and you decide to withdraw your tender prior to the expiration of the offer.

        The revised offer materials are being filed with the Securities and Exchange Commission. We encourage you to review these materials, which you can access on the Company’s website at www.bradpharm.com under “Investor Relations”, “SEC Filings”, and “Schedule TO-I/A” filed on January 23, 2008.

        The Bradley Board of Directors has recommended that you elect to tender your eligible options. We urge you to return your completed form to us as soon as possible.

        If you have any questions concerning the offer, please contact Alan Goldstein at (973) 882-1505 ext 547; agoldstein@bradpharm.com.

Sincerely,

Daniel Glassman
President and CEO